SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                             Trans World Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    89336R207
                      (CUSIP Number of Class of Securities)

                                December 31, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  RULE 13d-1(b)
|X| RULE 13d-1(c)
|_| RULE 13d-1(d)

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CUSIP NO. 89336R207                                                 Page 2 of 6

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,012,353 Shares
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,012,353 Shares
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,012,353 Shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89336R207                                                 Page 3 of 6

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wynnefield Capital, Inc. (NO IRS Identification No.)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,012,353 Shares (1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,012,353 Shares (1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,012,353 Shares (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.9% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Funds, Ltd.

ITEM 1(a).          Name of Issuer:
                    Trans World Corporation
--------------------------------------------------------------------------------

ITEM 1(b).          Address of Issuer's Principal Executive Offices:
                    545 Fifth Avenue, Suite 940, New York, NY  10017
--------------------------------------------------------------------------------

ITEM 2(a).          Names of Persons Filing:
                    Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")
--------------------------------------------------------------------------------

                    Wynnefield Capital, Inc. ("WCI")
--------------------------------------------------------------------------------

ITEM 2(b).          Address of Principal Business Office Or, If None, Residence:
                    450 Seventh Avenue, Suite 509, New York, New York 10123
--------------------------------------------------------------------------------

ITEM 2(c).          Citizenship:
                    Fund and WCI are Cayman Islands Companies
--------------------------------------------------------------------------------

ITEM 2(d).          Title of Class of Securities:
                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------

ITEM 2(e).
                    CUSIP Number: 89336R207
--------------------------------------------------------------------------------


ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is

                    None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

--------------------------------------------------------------------------------

ITEM 4.             Ownership

(a)   Amount beneficially owned by all reporting persons: 1,012,353 Shares

(b)   Percent of class: 12.9 % of Common Stock

(c)   Number of shares as to which the reporting persons have:

      (i)   sole power to vote or to direct the vote: 1,012,353 Shares

      (ii)  shared power to vote or to direct the vote

      (iii) sole power to dispose or to direct the disposition: 1,012,353 Shares

      (iv)  shared power to dispose or to direct the disposition
--------------------------------------------------------------------------------

ITEM 5.     Ownership of five percent or less of a class.

            Not applicable.
--------------------------------------------------------------------------------

ITEM 6.     Ownership of more than five percent on behalf of another person.

            Not applicable.
--------------------------------------------------------------------------------

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

            Not applicable.
--------------------------------------------------------------------------------

ITEM 8.     Identification and classification of members of the group.
            None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------

ITEM 9.     Notice of dissolution of group.

            Not applicable.

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

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2007

                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:      Wynnefield Capital, Inc.

                                     By:  /s/Nelson Obus
                                        ----------------------------------------
                                           Nelson Obus, President

                            WYNNEFIELD CAPITAL, INC.

                            By:  /s/ Nelson Obus
                               -------------------------------------------------
                                  Nelson Obus, President